SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia de Bebidas das Américas - Ambev

Consolidated Interim Financial Information as at March 31, 2013 and

Report on Review of Consolidated

Interim Financial Information

Report on Review of Consolidated

Interim Financial Information

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas - AmBev

Introduction

We have reviewed the accompanying consolidated interim financial information of Companhia de Bebidas das Américas – AmBev (the "Company"), as at March 31, 2013, comprising the consolidated interim balance sheet as at March 31, 2013 and the consolidated interim income statements, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim financial information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated

interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the consolidated interim financial information.

Other matters

Consolidated interim statement

of value added

We have also reviewed the consolidated interim statement of value added for the three-month period ended March 31, 2013, which is considered supplementary information under IFRS, which does not require the presentation of the statement of value added. This statement has been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it has not been properly prepared, in all material respects, in relation to the consolidated interim financial information taken as a whole.

São Paulo, April 29, 2013.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Eduardo Rogatto Luque

Contador CRC 1SP166259/O-4

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As at March 31, 2013 and December 31, 2012

(Expressed in thousands of Brazilian Reais)

Assets	Note	03/31/2013	12/31/2012

Current assets
Cash and cash equivalents		3,665,299	8,926,165
Investment securities	4	359,591	476,607
Trade and other receivables		3,791,131	4,268,221
Inventories	5	2,871,179	2,466,341
Taxes receivable		195,150	114,502
Assets held for sale		3,959	4,086
		10,886,309	16,255,922

Non-current assets
Investment securities	4	239,533	249,379
Trade and other receivables		1,850,491	1,855,013
Deferred tax assets	6	1,790,827	1,418,515
Taxes receivable		10,838	12,316
Employee benefits		25,480	25,480
Investments in associates		24,535	24,012
Property, plant and equipment	7	11,321,346	11,412,280
Intangible assets		2,900,501	2,935,396
Goodwill	8	19,678,710	19,971,456
		37,842,261	37,903,847

Total assets		48,728,570	54,159,769

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As at March  31, 2013 and December 31, 2012

 (Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	03/31/2013	12/31/2012

Current liabilities
Trade and other payables		8,411,513	13,570,776
Interest-bearing loans and borrowings	9	852,810	837,772
Bank overdrafts		-	123
Income tax and social contribution payable		1,190,192	972,556
Provisions	10	135,857	137,452
		10,590,372	15,518,679

Non-current liabilities
Trade and other payables		2,920,588	3,063,989
Interest-bearing loans and borrowings	9	2,145,393	2,305,957
Deferred tax liabilities	6	1,084,957	1,048,343
Provisions	10	498,281	518,076
Employee benefits		1,741,707	1,780,908
		8,390,926	8,717,273

Total liabilities		18,981,298	24,235,952

	11
Share capital		12,730,533	12,187,349
Reserves		13,997,144	16,676,395
Retained earnings		1,959,935	-
Equity attributable to equity holders of Ambev		28,687,612	28,863,744

Non-controlling interests		1,059,660	1,060,073

Total equity and liabilities		48,728,570	54,159,769

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

Three months endedMarch 31, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2013	03/31/2012

Net sales	13	7,772,806	7,235,714
Cost of sales		(2,622,823)	(2,312,381)
Gross profit		5,149,983	4,923,333

Sales and marketing expenses		(1,988,907)	(1,748,433)
Administrative expenses		(351,740)	(317,246)
Other operating income/(expenses)	14	313,498	139,185
Income from operations before special items		3,122,834	2,996,839

Special items		(976)	-
Income from operations		3,121,858	2,996,839

Finance cost	15	(401,374)	(290,583)
Finance income	15	160,687	207,945
Net finance cost		(240,687)	(82,638)

Share of results of associates		1,688	360
Income before income tax		2,882,859	2,914,561

Income tax expense	16	(506,366)	(580,055)
Net income		2,376,493	2,334,506

Attributable to:
Equity holders of Ambev		2,343,531	2,314,273
Non-controlling interests		32,962	20,233

Basic earnings per share – preferred		0.79	0.78
Diluted earnings per share– preferred		0.78	0.78
Basic earnings per share – common		0.72	0.71
Diluted earnings per share– common		0.71	0.71

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

Three months ended March 31, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	03/31/2013	03/31/2012

Net income	2,376,493	2,334,506

Exchange differences on translation of foreign operations (gains/ (losses))	(175,065)	(54,726)
Actuarial gains and (losses)	798	(17,616)
Gains/losses of non-controlling interest´s share	(304,851)	-
Change in adjustment international standards	-	32,180
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	(149,817)	15,094
Removed from Equity and included in profit or loss	(52,410)	(89,614)
Deferred income tax variance in Equity and other changes	58,038	37,270
Total cash flow hedges	(144,189)	(37,250)
Net income (loss) recognized directly in Equity	(623,307)	(77,412)

Total comprehensive income	1,753,186	2,257,094

Attributable to:
Equity holders of Ambev	1,753,330	2,238,188
Non-controlling interest	(144)	18,906

The accompanying notes are an integral part of the interim consolidated financial statements.

 Interim Consolidated Statements of Changes in Equity

 (Expressed in thousands of Brazilian Reais)

	Capital	Capital reserves	Net income reserve	Retained earnings	Other comprehensive income	Total	Non-controlling interest	Total equity
At January 1, 2013	12,187,349	4,768,925	13,254,995	(122,468)	(1,225,057)	28,863,744	1,060,073	29,923,817

Net income	-	-	-	2,343,531	-	2,343,531	32,962	2,376,493
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	(139,951)	(139,951)	(35,114)	(175,065)
Cash flow hedges - gains / (losses)	-	-	-	-	(146,316)	(146,316)	2,127	(144,189)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(304,851)	(304,851)	-	(304,851)
Actuarial gain / (losses)	-	-	-	-	917	917	(119)	798
Total Comprehensive income	-	-	-	2,343,531	(590,201)	1,753,330	(144)	1,753,186
Shares issued	543,184	(373,404)	-	-	-	169,780	-	169,780
Put option of a subsidiary interest	-	(3,360)	-	-	-	(3,360)	-	(3,360)
Dividends	-	-	(1,854,010)	-	-	(1,854,010)	(269)	(1,854,279)
Interest on shareholder's equity	-	-	-	(261,128)	-	(261,128)	-	(261,128)
Share-based payment	-	35,556	-	-	-	35,556	-	35,556
Treasury shares	-	(16,300)	-	-	-	(16,300)	-	(16,300)
At March 31, 2013	12,730,533	4,411,417	11,400,985	1,959,935	(1,815,258)	28,687,612	1,059,660	29,747,272

	Capital	Capital reserves	Net income reserve	Retained earnings	Other comprehensive income	Total	Non-controlling interest	Total equity
At January 1, 2012	8,303,936	7,030,058	12,581,184	-	(2,303,858)	25,611,320	217,525	25,828,845

Net income	-	-	-	2,314,273	-	2,314,273	20,233	2,334,506
Other comprehensive income
Change in adjustment international standards	-	-	-	-	32,180	32,180	-	32,180
Translation reserves - gains / (losses)	-	-	-	-	(53,399)	(53,399)	(1,327)	(54,726)
Cash flow hedges - gains / (losses)	-	-	-	-	(37,250)	(37,250)	-	(37,250)
Actuarial gain / (losses)	-	-	-	-	(17,616)	(17,616)	-	(17,616)
Total Comprehensive income	-	-	-	2,314,273	(76,085)	2,238,188	18,906	2,257,094
Shares issued	17,472	(11,527)	-	-	-	5,945	-	5,945
Interest on shareholder's equity	-	-	-	(585,691)	-	(585,691)	-	(585,691)
Share-based payment	-	24,458	-	-	-	24,458	-	24,458
Treasury shares	-	197	-	-	-	197	-	197
Others	-	-	-	14,969	-	14,969	(981)	13,988
At March 31, 2012	8,321,408	7,043,186	12,581,184	1,743,551	(2,379,943)	27,309,386	235,450	27,544,836

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

Three months ended March 31, 2013 and 2012

 (Expressed in thousands of Brazilian Reais)

	Note	03/31/2013	03/31/2012

Net income		2,376,493	2,334,506
Depreciation, amortization and impairment		476,150	379,125
Impairment losses on receivables and inventories		40,347	32,636
Additions/(reversals) in provisions and employee benefits		48,579	47,749
Net finance cost	15	240,687	82,638
Loss/(gain) on sale of property, plant and equipment and intangible assets		4,634	2,705
Loss/(gain) on assets held for sale		-	425
Equity-settled share-based payment expense	17	42,926	33,129
Income tax expense	16	506,366	580,055
Share of result of associates		(1,688)	(360)
Other non-cash items included in the profit		(49,587)	(56,972)
Cash flow from operating activities before changes in working capital and use of provisions		3,684,907	3,435,636

Decrease/(increase) in trade and other receivables		184,691	(35,668)
Decrease/(increase) in inventories		(454,019)	(170,908)
Increase/(decrease) in trade and other payables		(1,685,827)	(1,970,877)
Cash generated from operations		1,729,752	1,258,183

Interest paid		(150,471)	(59,273)
Interest received		214,496	197,482
Income tax paid		(1,061,520)	(689,289)
Cash flow from operating activities		732,257	707,103

Proceeds from sale of property, plant and equipment and intangible assets	7	7,413	8,157
Acquisition of property, plant and equipment and intangible assets	7	(543,654)	(365,613)
Acquisition of subsidiaries, net of cash acquired		(62,630)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		78,758	(1,270,543)
Net proceeds/(acquisition) of other assets		(1)	(6,137)
Cash flow from investing activities		(520,114)	(1,634,136)

Capital increase	11	156,309	5,945
Proceeds/repurchase of treasury shares		(1,513)	(197)
Proceeds from borrowings		9,196	706,756
Repayment of borrowings		(306,316)	(982,880)
Cash net of finance costs other than interests		(208,201)	16,921
Payment of finance lease liabilities		(371)	(1,029)
Dividends (paid) / received		(4,989,171)	(65,502)
Cash flow from financing activities		(5,340,067)	(319,986)

Net increase/(decrease) in cash and cash equivalents		(5,127,924)	(1,247,019)
Cash and cash equivalents less bank overdrafts at begin of period		8,926,042	8,063,935
Effect of exchange rate fluctuations		(132,819)	(110,365)
Cash and cash equivalents less bank overdrafts at end of period		3,665,299	6,706,551

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Value Added Statements

Three months ended March 31, 2013 and 2012

 (Expressed in thousands of Brazilian Reais)

	03/31/2013	03/31/2012

Revenues	12,229,913	11,373,378
Sale of goods, products and services	12,051,253	11,296,534
Other operating income	196,896	86,878
Allowance for/reversal of doubful accounts	(18,236)	(10,034)
Input acquired from third parties	(4,342,026)	(3,941,209)
Costs of products, goods and services sold	(2,992,007)	(2,649,761)
Materials - energy - third party services - others	(1,333,062)	(1,272,779)
(Loss)/recovery of assets	(16,957)	(18,669)
Gross added value	7,887,887	7,432,169
Retention	(459,193)	(360,459)
Depreciation and amortization	(459,193)	(360,459)
Net added value produced	7,428,694	7,071,710
Value added received in transfer	131,913	177,590
Share of results of associates	1,688	360
Finance income	160,687	207,945
Others	(30,462)	(30,715)
Total added value to be distribute	7,560,607	7,249,300
Distribution of value added	7,560,607	7,249,300
Employees	810,886	636,399
Direct remuneration	662,410	499,732
Benefits	60,347	56,716
Government severance indemnity fund for employees	18,135	16,598
Others	69,994	63,353
Taxes, fees and contribution	3,930,189	3,970,049
Federal	1,675,053	1,743,807
State	2,251,497	2,221,356
Municipal	3,639	4,886
Remuneration of third party capital	443,039	308,346
Interest	402,406	272,943
Rent	40,633	35,403
Remuneration of own capital	2,376,493	2,334,506
Interest on shareholder's equity	261,128	585,690
Retained earnings/losses for the period	2,082,403	1,728,583
Non-controlling interest	32,962	20,233

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Investment securities
5.	Inventories
6.	Deferred income tax and social contribution
7.	Property, plant and equipment
8.	Goodwill
9.	Interest-bearing loans and borrowings
10.	Provisions
11.	Changes in equity
12.	Segment reporting
13.	Net Sales
14.	Other operating income/(expenses)
15.	Finance cost and income
16.	Income tax and social contribution
17.	Share-based payments
18.	Financial instruments and risks
19.	Collateral and contractual commitments, advances from customers and other
20.	Contingencies
21.	Related parties

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - Ambev (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil; produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Paraguay. The Company and certain of its subsidiaries produce and distribute Stella Artois products under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA Bolsa de Valores S.A Mercadorias e Futuros and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts - ADRs.

Major corporate events in 2013:

In January 2013 the subsidiary CRBS S.A. (“CRBS”) acquired all the shares issued by the Companies Bemais Distribuidora de Bebidas Ltda., Laguna Distribuidora de Bebidas Ltda., Casa Pinto Ltda. and Poços Beer Distribuidora de Bebidas Ltd, located in the south of state of Minas Gerais. The total amount paid for these Companies was R$ 96,100 which generated a goodwill of 90,754. The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

Major corporate events in 2012:

In March 2012, the subsidiary CRBS S.A. acquired Lugano Distribuidora de Bebidas Ltda. (formerly Lambert & Cia. Ltda.), located in the south of Brazil.

The interim consolidated financial statements were approved by the Board of Directors on April 29, 2013.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

This information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read along with the consolidated financial statements prepared in accordance to IFRS for the year ended December 31, 2012. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full presentation:

(a) Summary of significant accounting policies (Note 3);

(b)Acquisition and disposals of subsidiaries (Note 5);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade and other receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Interest-bearing loans and borrowings (Note 22);

(i) Employee benefits (Note 23);

(j) Trade and other payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies for the interim financial statements as of March 31, 2013, in the calculation methods used in relation to those presented in the financial statements for the year ended December 31, 2012, except for the prospective change in the functional currency of certain non-significant malting operation and for the items described below.

Recently issued IFRS

IFRSs with effective application for annual periods beginning on 1st January 2013:

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

In 2013, following the adoption of IFRS 11, AmBev began applying the equity method of accounting for jointly controlled entities instead of the proportional consolidation method.

The impact of the initial adoption of the standard were immaterial to the Company.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments that caused the most significant impacts in the Company’s financial statements include:

  Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.
  Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the Company recognizes related restructuring or termination costs.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on Ambev’s consolidated financial statements upon initial application.

IAS 19 (Revised 2011) requires retrospective application. Accordingly, the comparative figures in Ambev´s consolidated financial statements have been adjusted as if IAS 19 (Revised 2011) had always applied.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest on net defined benefit liabilities. As a consequence, the Company has determined that, upon initial application of IAS 19 (Revised 2011), the net interest component would be presented as part of the Company’s net finance cost. This change in presentation is consistent with IAS 1, which permits entities to provide disaggregated information in the performance statements.

With the retrospective application of IAS 19 (Revised 2011) and the decision of the Company to present the net interest component as part of the Company’s net finance cost as described above, the adjusted total pre-tax pension expense is R$ 139,489 higher than previously reported, with profits from operations and net finance costs higher by R$ 57,480 and R$ 82,009, respectively.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Interim Consolidated Income Statements

Three months ended 31, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	03/31/2012	03/31/2012	12/31/2012	12/31/2012
	Adjusted	Reported	Adjusted	Reported

Net sales	7,235,714	7,235,714	32,231,027	32,231,027
Cost of sales	(2,312,381)	(2,312,738)	(10,289,748)	(10,291,518)
Gross profit	4,923,333	4,922,976	21,941,279	21,939,509

Sales and marketing expenses	(1,748,433)	(1,747,371)	(7,346,589)	(7,346,589)
Administrative expenses	(317,246)	(303,611)	(1,605,785)	(1,546,535)
Other operating income/(expenses)	139,185	139,185	863,991	863,991
Income from operations before special items	2,996,839	3,011,179	13,852,896	13,910,376

Special items	-	-	(50,378)	(50,378)
Income from operations	2,996,839	3,011,179	13,802,518	13,859,998

Finance cost	(290,583)	(267,942)	(1,556,440)	(1,474,431)
Finance income	207,945	207,945	661,617	661,617
Net finance cost	(82,638)	(59,997)	(894,823)	(812,814)

Share of results of associates	360	360	481	481
Income before income tax	2,914,561	2,951,542	12,908,176	13,047,665

Income tax expense	(580,055)	(584,856)	(2,388,089)	(2,405,110)
Net income	2,334,506	2,366,686	10,520,087	10,642,555

Attributable to:
Equity holders of Ambev	2,314,273	2,346,453	10,385,598	10,508,066
Non-controlling interests	20,233	20,233	134,489	134,489

Interim Consolidated Balance Sheets

As at December  31, 2012

There has been no impact on Equity and Non-Current liabilities.

Other Standards, Interpretations and Amendments to Standards

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning  January 1, 2013, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to Ambev´s consolidated financial statements.

 4. INVESTMENT SECURITIES

	03/31/2013	12/31/2012
Current investments
Financial asset at fair value through profit or loss-held for trading	359,591	291,183
Equity securities available-for-sale	-	185,424
	359,591	476,607

Non-current investments
Equity securities available-for-sale	156,337	187,943
Debt held-to-maturity	83,196	61,436
	239,533	249,379

Financial asset at fair value through profit or loss-held for trading

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations of the Company.

Financial assets at fair value through profit or loss are presented in Investments activities as part of changes in working capital in the Cash flow statement. Changes in fair values of financial assets at fair value through profit and loss are recorded as net finance cost in the income statement.

Equity securities available-for-sale

Equity securities of R$156,337 (R$187,943 at December 31, 2012), classified as available for sale (non-current assets) in the  financial statements as of December 31, 2012, refers to the operation on October 20, 2010 pursuant to which Ambev and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, whereupon Cervecería Regional assumed an 85% interest and Ambev the remaining 15% which was recorded at fair value on the purchase date and adjusted by exchange variation, net of reductions in the recoverable amount of the asset. As of March 2013, the Company recorded in the income statement an impairment of  R$ 28, 728 in this financial instrument mainly as result of the currency devaluation in Venezuela.

5. INVENTORIES

	03/31/2013	12/31/2012

Finished goods	910,501	697,966
Work in progress	208,867	204,455
Raw material	1,337,576	1,195,153
Consumables	64,591	59,470
Spare parts and other	247,946	248,660
Prepayments	124,343	88,346
Impairment losses	(22,645)	(27,709)
	2,871,179	2,466,341

Losses on inventories recognized in the income statement amounted to R$22,112 as of March 31, 2013 (R$22,607 in March 31, 2012).

6. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, applied rates, including the rates applicable to distribution of dividend, are as follow:

HILA-ex	from 23% to 31%
Latin America - South	from 14% to 35%
Canada Operational	from 5% to 26%

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2013			12/31/2012
	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	39,536	-	39,536	37,733	-	37,733
Derivatives	316,946	(370)	316,576	294,775	(171)	294,604
Inventories	115,289	-	115,289	115,053	(609)	114,444
Loss carryforwards	453,812	-	453,812	332,633	-	332,633
Tax credits for corporate restructuring	142,056	-	142,056	229,807	-	229,807
Employee benefits	470,856	-	470,856	523,724	-	523,724
Property, plant and equipment	26,678	(288,679)	(262,001)	27,647	(288,249)	(260,602)
Intangible assets	5,552	(582,679)	(577,127)	5,753	(610,295)	(604,542)
Goodwill	29,200	-	29,200	29,200	-	29,200
Trade and other payables	-	(465,152)	(465,152)	-	(413,921)	(413,921)
Interest-bearing loans and borrowings	66,886	(4,757)	62,129	120,068	(4,419)	115,649
Provisions	273,529	(10,287)	263,242	287,908	(6,103)	281,805
Partnership profit	105,288	-	105,288	-	(291,165)	(291,165)
Other items	12,166	-	12,166	-	(19,197)	(19,197)
Gross deferred tax assets / (liabilities)	2,057,794	(1,351,924)	705,870	2,004,301	(1,634,129)	370,172
Netting by taxable entity	(266,967)	266,967	-	(585,786)	585,786	-
Net deferred tax assets / (liabilities)	1,790,827	(1,084,957)	705,870	1,418,515	(1,048,343)	370,172

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and jurisdiction and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At March 31, 2013 the deferred tax assets related to consolidated tax losses has an expected utilization as follows:

	03/31/2013	12/31/2012
2013	179,451	31,090
2014	61,411	79,858
2015	50,164	48,064
Beyond 2016 (i)	162,786	173,621
	453,812	332,633

(i) There is no expected realization that exceed the period of 10 years.

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to conclude to a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to approximately R$935,415 at March 31, 2013 (R$1.1 billion at December 31, 2012). The total unrecognized deferred tax assets related to tax losses carried forward for these subsidiaries amount to R$233,670 at March 31, 2013 (R$331,151 at December 31, 2012) for which the expiry term is on average five years.

The change in net deferred taxes recorded in the consolidated statement of financial position is detailed as follows:

Balance at December 31, 2012	370,172
Recognized in Income statement	262,002
Recognized in Equity	73,696
Balance at March 31, 2013	705,870

7. PROPERTY, PLANT AND EQUIPMENT

	03/31/2013					12/31/2012
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	4,488,978	14,139,613	2,825,966	1,601,521	23,056,078	19,818,381
Effect of movements in foreign exchange	(52,842)	(153,020)	(30,380)	(21,890)	(258,132)	582,016
Acquisitions through business combinations	-	-	-	2,590	2,590	721,862
Acquisitions	1,712	55,175	2,392	447,898	507,177	2,971,471
Disposals	(1,840)	(121,609)	(101,213)	-	(224,662)	(941,721)
Transfer to other asset categories	68,666	330,379	14,795	(353,977)	59,863	(97,831)
Others	-	451	(1,144)	-	(693)	1,900
Balance at end	4,504,674	14,250,989	2,710,416	1,676,142	23,142,221	23,056,078

Depreciation and Impairment
Balance at end of previous year	(1,489,346)	(8,169,640)	(1,984,812)	-	(11,643,798)	(10,553,171)
Effect of movements in foreign exchange	13,271	92,672	20,564	-	126,507	(378,608)
Depreciation	(35,992)	(306,591)	(78,258)	-	(420,841)	(1,560,812)
Impairment losses	-	(16,955)	-	-	(16,955)	(56,443)
Disposals	1,694	111,582	99,339	-	212,615	855,779
Transfer to other asset categories	(7,456)	(68,484)	(3,754)	-	(79,694)	46,144
Others	-	1,329	(38)	-	1,291	3,313
Balance at end	(1,517,829)	(8,356,087)	(1,946,959)	-	(11,820,875)	(11,643,798)
Carrying amount:
December 31, 2012	2,999,632	5,969,973	841,154	1,601,521	11,412,280	11,412,280
March 31, 2013	2,986,845	5,894,902	763,457	1,676,142	11,321,346

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

Capitalized interest on loans, which is directly attributable to the acquisition and construction of qualifying assets, is mainly recognized on investments in Brazil. The interest capitalization average rate used in 2013 was 11.29% per year.

The Company leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$20,343 as of March 31, 2013 (R$47,772 as of December 31, 2012).

Contractual commitments to purchase property, plant and equipment amounted to R$ 207,485 as at March 31, 2013 (R$212,668 as at December 31, 2012).

8. GOODWILL

	03/31/2013	12/31/2012

Balance at the end of previous period	19,971,456	17,454,019
Movements in the period	(292,746)	2,517,437	(i)
Balance at the end of period	19,678,710	19,971,456

(i) In 2012, the movement refers mainly to the acquisition of Cervecaria Nacional Dominicana as already presented in the annual financial statement.

Annual impairment testing

The cash-generating unit to which the goodwill was allocated based on expected future profitability, is tested annually for impairment, or whenever there is an indication of impairment. As of March 31, 2013 the Company had not identified any indication that a cash-generating unit could be undervalued. The impairment test will be performed during the last quarter of the current year.

9. INTEREST-BEARING LOANS AND BORROWINGS

This explanatory note disseminates contractual information on the position of loans and financing of the Company. The explanatory note 18 - Financial instruments and risks publishes additional information with respect to exposure of the Company to the risks of interest rate and currency.

	03/31/2013	12/31/2012

Current liabilities
Secured bank loans	68,655	65,170
Unsecured bank loans	659,239	753,819
Debentures and unsecured bond issues	100,291	-
Other unsecured loans	23,346	17,200
Financial leasing	1,279	1,583
	852,810	837,772

Non-current liabilities
Secured bank loans	251,225	243,833
Unsecured bank loans	1,317,570	1,462,331
Debentures and unsecured bond issues	414,744	429,745
Other unsecured loans	143,911	151,493
Financial leasing	17,943	18,555
	2,145,393	2,305,957

Contract clauses (covenants)

During the period there were no significant changes in   contract clauses of loans and borrowings contracted by the Company.

As at March 31, 2013 the Company was in compliance with all its contractual obligations for its loans and financings.

10. PROVISIONS

	Balance as of December 31, 2012	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of March 31, 2013

Restructuring
Non-current restructuring	4,382	(154)	-	(2,362)	1,866

Contingencies
Civil	30,531	(1,010)	1,609	(1,127)	30,003
Taxes on sales	183,643	-	3,587	(3,514)	183,716
Income tax	150,868	(1,737)	2,399	(949)	150,581
Labor	180,133	(442)	55,495	(68,332)	166,854
Others	105,971	(2,288)	3,279	(5,844)	101,118
Total	651,146	(5,477)	66,369	(79,766)	632,272

Total provisions	655,528	(5,631)	66,369	(82,128)	634,138

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restructuring	1,866	1,678	188	-	-

Contingencies
Civil	30,003	6,713	7,309	14,891	1,090
Taxes on sales	183,716	48,059	42,571	86,740	6,346
Income tax	150,581	26,864	38,824	79,105	5,788
Labor	166,854	41,843	39,230	79,933	5,848
Others	101,118	10,700	28,374	57,814	4,230
Total	632,272	134,179	156,308	318,483	23,302

Total provisions	634,138	135,857	156,496	318,483	23,302

The expected settlement was based on management´s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at March 31, 2013 are R$183,716 (R$183,643 at December 31, 2012).

Labor

The Company and its subsidiaries are involved in approximately 5 thousand labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at March 31, 2013 was R$166,854 (R$180,133 at December 31, 2012).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities (risks of loss equal to or less than 50% ), based on the evaluation of its legal advisers, for which there is no provision constituted, are disclosed in note 20.

11. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			03/31/2013	12/31/2012

	Preferred	Common	Total	Total
At the end of the previous year	1,372,093	1,755,466	3,127,559	3,117,797
Changes during the year	2,347	2,520	4,867	9,762
	1,374,440	1,757,986	3,132,426	3,127,559

Treasury shares
(in thousand of shares)			03/31/2013	12/31/2012
	Preferred	Common	Total	Total
At the end of the previous year	166	484	650	608
Changes during the year	(99)	(1)	(100)	42
	67	483	550	650

Our Common shares have the right to vote at shareholder meetings. Our Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. As determined by the statutes, the Company is required to distribute to its shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Changes in equity during the period of 2013

In the Board of Directors held on March 27, 2013 was approved, within the limit of the authorized capital of the Company in accordance with article 9 of its By-laws, as well as article 168 of Law n° 6,404/76, as amended, a capital increase of a capital increase of R$ 25,613, upon  issuance of 376 thousand preferred shares without preemptive rights, pursuant to paragraph 3 of article 171 of Law n° 6,404/76 and the rules established under the Stock Option Plan applicable.

Thus, after verification of the subscription and payment by the shareholders of the Company of 2,521 thousand new common shares and 1,970 thousand newly issued preferred shares as the Board of Directors at a meeting held on January 31 and February 1, 2013, was approved the capital increase of R $ 410,101, which R$ 250,764 refers to the capitalization of 70% of the tax benefit realized by the Company with the partial amortization of the special reserve goodwill in fiscal year 2012 that was approved in the Board of Directors held on January 31 and February 1, 2013.

In the Board of Directors held on January 31 and February 1, 2013, was approved a capital increase of R$ 107,470, corresponding to the capitalization of 30% of the tax benefit realized by the Company with the partial amortization of the special reserve goodwill in fiscal year 2012, without issuing new shares.

After the above changes described, the Company's capital stock increased to R$ 12,730,533 divided into 3,132,426 thousand shares, consisting of 1,757,986 thousand common shares and 1,374,440 thousand preferred shares.

Changes in equity during the period of 2012

The Board of Directors at a meeting held on March 22, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase of R$17,472, upon issuance of 330 thousand new Preferred shares, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan currently in force, fully subscribed by the beneficiaries of the options granted in connection with the Company’s First Stock Option Program for 2012. Thus, the Company’s capital stock increased from R$ 8,303,936 to R$ 8,321,408, divided into 3,118,128 shares, of which 1,751,135 are Common shares and 1,366,992 are Preferred shares, without par value.

(b) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may resolve on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being income tax-deductible and, when distributed, may be considered part of the mandatory dividends.

Events during the period of 2013:

Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
02/25/2013	Dividends	03/28/2013	Common	0.5680	996,830	(i)
02/25/2013	Dividends	03/28/2013	Preferred	0.6248	857,180	(i)
					1,854,010

02/25/2013	Interest on shareholder's equity	03/28/2013	Common	0.0800	140,398
02/25/2013	Interest on shareholder's equity	03/28/2013	Preferred	0.0880	120,730
					261,128

(i) These dividends refer to the total amount approved for distribution in the period, and that were accrued in fiscal year of 2012.

Events during the period of 2012:

Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
02/17/2012	Dividends	04/10/2012	Common	0.6000	1,050,375
02/17/2012	Dividends	04/10/2012	Preferred	0.6600	901,928
					1,952,303

02/17/2012	Interest on shareholder's equity	04/10/2012	Common	0.1800	315,113
02/17/2012	Interest on shareholder's equity	04/10/2012	Preferred	0.1980	270,578
					585,691	(i)

(i) These dividends refer to the total amount approved for distribution in the period, and that were accrued in fiscal year of 2011.

Net income reserve

(d) Statutory Reserve

Of net income, 5% will be applied before any other allocation, to the statutory reserve, which shall not exceed 20% of the capital. The Company may fail to recognize a statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital.

The statutory reserve is to ensure the integrity of the capital and can only be used to offset losses or increase capital.

(e) Investments reserve

The investment reserve refers to the allocation of profits in order to meet the project business growth, investment plan set out in the Company.

(f) Proposed dividends and additional dividends

The reserves of proposed dividends and additional dividends aim to segregate the dividends to be distributed during the following fiscal year.

(g) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (note 18).

(h) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements whose functional currency are different of Real.

(i) Actuarial gains and losses

The actuarial gains and losses include expectations with regard to the future obligations within the context of the pension plans. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(j) Share-based payment

Different Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company.

The share-based payment reserve recorded a charge of R$42,006  at March 31, 2013 (R$33,129 at March 31, 2012) (note 17).

(k)Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the Result on Treasury Shares reserve.

Change in treasury shares in thousand of Brazilian Reais, for the years ended	03/31/2013	03/31/2012

At the begining of the year	(3,875)	2,750
Shares reacquired in accordance with the stock option plan	(1,513)	(197)
Shared-based payments - transfer	9,424	(1,638)
Shares plans	-	759
At the end of the year	4,036	1,674

(l) Tax incentives

The Company participates in ICMS VAT tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote the expansion of employment, regional decentralization, complementation and diversification of the state’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

	03/31/2013	03/31/2012

ICMS (Brazilian State value added)	156,480	89,743
Income tax	30,956	26,792
	187,436	116,535

(m) Other Reserves

	Capital reserves							Net income reserve					Other comprehensive income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Total	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Total	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Business combination	Actuarial gains/ losses	Total
At January 1, 2013	(3,875)	8,335	4,983,374	(609,813)	554,048	(163,144)	4,768,925	9,748,260	208,832	1,427,308	1,870,595	13,254,995	(119,788)	86,936	(5,213)	156,091	(1,343,083)	(1,225,057)

Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(139,951)	-	-	-	-	(139,951)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(146,316)	-	-	-	(146,316)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(304,851)	-	-	(304,851)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	917	917
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	(139,951)	(146,316)	(304,851)	-	917	(590,201)
Shares issued	-	-	-	(358,235)	(15,169)	-	(373,404)	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(1,854,010)	(1,854,010)	-	-	-	-	-	-
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	35,556	-	35,556	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	7,911	-	-	-	-	(24,211)	(16,300)	-	-	-	-	-	-	-	-	-	-	-
At March 31, 2013	4,036	8,335	4,983,374	(971,408)	574,435	(187,355)	4,411,417	9,748,260	208,832	1,427,308	16,585	11,400,985	(259,739)	(59,380)	(310,064)	156,091	(1,342,166)	(1,815,258)

	Capital reserves							Net income reserve					Other comprehensive income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Total	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Total	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Business combination	Actuarial gains/ losses	Total
At January 1, 2012	2,750	8,335	4,983,056	1,740,957	435,075	(140,115)	7,030,058	10,643,510	208,832	1,030,977	697,865	12,581,184	(997,025)	46,304	1,473	-	(1,354,610)	(2,303,858)
							-
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other comprehensive income
Change in adjustment international standards	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	32,180	32,180
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(53,399)	-	-	-	-	(53,399)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(37,250)	-	-	-	(37,250)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(17,616)	(17,616)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	(53,399)	(37,250)	-	-	14,564	(76,085)
Shares issued	-	-	-	-	(11,527)	-	(11,527)	-	-	-	-	-	-	-	-	-	-	-
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	24,458	-	24,458	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	(1,076)	-	-	-	-	1,273	197	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
At March 31, 2012	1,674	8,335	4,983,056	1,740,957	448,006	(138,842)	7,043,186	10,643,510	208,832	1,030,977	697,865	12,581,184	(1,050,424)	9,054	1,473	-	(1,340,046)	(2,379,943)

12. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company's management structure and the information reported to the main decision maker are structured in a similar fashion. Ambev operates its business through three areas identified as reportable segments (Latin America - North, Latin America - South and Canada). The performance information by business units (Beer and CSD), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional item adjustments.

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

Effective January 1, 2013, the Company transferred management responsibility for Ecuador and Peru to the Zone Latin America South.  These countries were previously reported within the Zone Latin America North. The 2012 Latin America South and Latin America North information have been adjusted for comparative purposes.

(a) Reportable segments - For the Three-month periods ended:

	Latin America - north (i)		Latin America - south		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Volume	28,285	29,411	9,826	10,945	1,819	1,874	39,930	42,230

Net sales	5,225,325	4,965,877	1,745,266	1,540,845	802,215	728,992	7,772,806	7,235,714
Cost of sales	(1,749,251)	(1,514,770)	(635,975)	(590,674)	(237,597)	(206,937)	(2,622,823)	(2,312,381)
Gross profit	3,476,074	3,451,107	1,109,291	950,171	564,618	522,055	5,149,983	4,923,333
Sales and marketing expenses	(1,325,766)	(1,185,488)	(358,560)	(293,499)	(304,581)	(269,446)	(1,988,907)	(1,748,433)
Administrative expenses	(254,883)	(238,485)	(49,755)	(46,249)	(47,102)	(32,511)	(351,740)	(317,246)
Other operating income/(expenses)	321,753	147,021	(8,602)	(8,004)	347	168	313,498	139,185
Normalized income from operations (normalized EBIT)	2,217,178	2,174,155	692,374	602,419	213,282	220,266	3,122,834	2,996,839
Exceptional items	(976)	-	-	-	-	-	(976)	-
Income from operations (EBIT)	2,216,202	2,174,155	692,374	602,419	213,282	220,266	3,121,858	2,996,839
Net finance cost	(187,434)	(57,303)	(41,213)	(2,993)	(12,040)	(22,342)	(240,687)	(82,638)
Share of result of associates	1,293	-	-	-	395	360	1,688	360
Income before income tax	2,030,061	2,116,852	651,161	599,426	201,637	198,284	2,882,859	2,914,561
Income tax expense	(268,023)	(341,913)	(210,466)	(177,999)	(27,877)	(60,143)	(506,366)	(580,055)
Net income	1,762,038	1,774,939	440,695	421,427	173,760	138,141	2,376,493	2,334,506

Normalized EBITDA	2,567,710	2,443,636	784,930	684,646	246,344	247,683	3,598,984	3,375,965
Exceptional items	(976)	-	-	-	-	-	(976)	-
Depreciation, amortization and impairment	(350,532)	(269,481)	(92,556)	(82,227)	(33,062)	(27,417)	(476,150)	(379,125)
Net finance costs	(187,434)	(57,303)	(41,213)	(2,993)	(12,040)	(22,342)	(240,687)	(82,638)
Share of results of associates	1,293	-	-	-	395	360	1,688	360
Income tax expense	(268,023)	(341,913)	(210,466)	(177,999)	(27,877)	(60,143)	(506,366)	(580,055)
Net income	1,762,038	1,774,939	440,695	421,427	173,760	138,141	2,376,493	2,334,506

Normalized EBITDA margin in %	49.1%	49.2%	45.0%	44.4%	30.7%	34.0%	46.3%	46.7%

Acquisition of property, plant and equipment	468,144	304,236	71,817	73,480	22,515	16,200	562,476	393,916
Additions to / (reversals of) provisions	49,638	36,501	402	1,250	-	9,196	50,040	46,947
Full time employee - Average	36,056	31,981	10,621	10,059	4,540	4,554	51,217	46,594

	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Segment assets	18,896,312	19,159,354	7,237,957	7,609,711	17,206,541	17,301,943	43,340,810	44,071,008
Intersegment elimination							(1,580,972)	(1,884,566)
Non-segmented assets							6,968,732	11,973,327
Total assets							48,728,570	54,159,769

Segment liabilities	9,823,059	14,651,098	2,908,135	3,642,076	2,470,242	2,490,474	15,201,436	20,783,648
Intersegment elimination							(1,580,972)	(1,884,566)
Non-segmented liabilities							35,108,106	35,260,687
Total liabilities							48,728,570	54,159,769

 (i) Latin America – North: includes operations in Brazil and HILA-ex: Guatemala and  Dominican Republic.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Ecuador, Paraguay , Peru and Uruguay.

(b) Additional information – by Business unit - Three-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	Beer		Soft drink		Total
	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Volume	20,786	21,908	7,499	7,503	28,285	29,411

Net sales	4,334,171	4,170,211	891,154	795,666	5,225,325	4,965,877
Cost of sales	(1,296,444)	(1,144,955)	(452,807)	(369,811)	(1,749,251)	(1,514,766)
Gross profit	3,037,727	3,025,256	438,347	425,855	3,476,074	3,451,111
Sales and marketing expenses	(1,134,777)	(1,011,632)	(190,989)	(173,856)	(1,325,766)	(1,185,488)
Administrative expenses	(229,338)	(215,844)	(25,545)	(22,686)	(254,883)	(238,530)
Other operating income/(expenses)	265,058	116,049	56,695	30,972	321,753	147,021
Normalized income from operations (normalized EBIT)	1,938,670	1,913,829	278,508	260,285	2,217,178	2,174,114
Exceptional items	(727)	-	(249)	-	(976)	-
Income from operations (EBIT)	1,937,943	1,913,829	278,259	260,285	2,216,202	2,174,114
Net finance cost	(187,434)	(57,303)	-	-	(187,434)	(57,303)
Share of result of associates	1,293	-	-	-	1,293	-
Income before income tax	1,751,802	1,856,525	278,259	260,285	2,030,061	2,116,811
Income tax expense	(268,023)	(341,913)	-	-	(268,023)	(341,913)
Net income	1,483,779	1,514,612	278,259	260,285	1,762,038	1,774,898

Normalized EBITDA	2,218,876	2,124,270	348,834	319,326	2,567,710	2,443,595
Exceptional items	(727)	-	(249)	-	(976)	-
Depreciation, amortization and impairment	(280,206)	(210,441)	(70,326)	(59,040)	(350,532)	(269,481)
Net finance costs	(187,434)	(57,303)	-	-	(187,434)	(57,303)
Share of results of associates	1,293	-	-	-	1,293	-
Income tax expense	(268,023)	(341,913)	-	-	(268,023)	(341,913)
Net income	1,483,779	1,514,612	278,259	260,285	1,762,038	1,774,898

Normalized EBITDA margin in %	51.2%	50.9%	39.1%	40.1%	49.1%	49.2%

	Brazil
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Volume	19,817	21,585	7,221	7,260	27,038	28,845

Net sales	4,123,135	4,133,640	822,682	772,705	4,945,817	4,906,345
Cost of sales	(1,219,417)	(1,123,944)	(397,643)	(353,663)	(1,617,060)	(1,477,607)
Gross profit	2,903,718	3,009,696	425,039	419,042	3,328,757	3,428,738
Sales and marketing expenses	(1,068,792)	(985,876)	(170,104)	(160,300)	(1,238,896)	(1,146,176)
Administrative expenses	(215,184)	(211,470)	(19,870)	(19,563)	(235,054)	(231,033)
Other operating income/(expenses)	272,461	116,992	54,553	30,963	327,014	147,955
Normalized income from operations (normalized EBIT)	1,892,203	1,929,342	289,618	270,142	2,181,821	2,199,484
Exceptional items	-	-	-	-	-	-
Income from operations (EBIT)	1,892,203	1,929,342	289,618	270,142	2,181,821	2,199,484
Net finance cost	(177,114)	(48,412)	-	-	(177,114)	(48,412)
Share of result of associates	1,293	-	-	-	1,293	-
Income before income tax	1,716,382	1,880,930	289,618	270,142	2,006,000	2,151,072
Income tax expense	(260,094)	(341,494)	-	-	(260,094)	(341,494)
Net income	1,456,288	1,539,436	289,618	270,142	1,745,906	1,809,578

Normalized EBITDA	2,148,537	2,135,547	351,360	324,933	2,499,897	2,460,480
Exceptional items	-	-	-	-	-	-
Depreciation, amortization and impairment	(256,334)	(206,205)	(61,742)	(54,791)	(318,076)	(260,996)
Net finance costs	(177,114)	(48,412)	-	-	(177,114)	(48,412)
Share of results of associates	1,293	-	-	-	1,293	-
Income tax expense	(260,094)	(341,494)	-	-	(260,094)	(341,494)
Net income	1,456,288	1,539,436	289,618	270,142	1,745,906	1,809,578

Normalized EBITDA margin in %	52.1%	51.7%	42.7%	42.1%	50.5%	50.1%

	HILA-ex
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Volume	969	323	278	243	1,247	566

Net sales	211,036	36,571	68,472	22,961	279,508	59,532
Cost of sales	(77,027)	(21,011)	(55,164)	(16,148)	(132,191)	(37,159)
Gross profit	134,009	15,560	13,308	6,813	147,317	22,373
Sales and marketing expenses	(65,985)	(25,756)	(20,885)	(13,556)	(86,870)	(39,312)
Administrative expenses	(14,154)	(4,374)	(5,675)	(3,123)	(19,829)	(7,497)
Other operating income/(expenses)	(7,403)	(943)	2,142	9	(5,261)	(934)
Normalized income from operations (normalized EBIT)	46,467	(15,513)	(11,110)	(9,857)	35,357	(25,370)
Exceptional items	(727)	-	(249)	-	(976)	-
Income from operations (EBIT)	45,740	(15,513)	(11,359)	(9,857)	34,381	(25,370)
Net finance cost	(10,320)	(8,892)	-	-	(10,320)	(8,892)
Share of result of associates	-	-	-	-	-	-
Income before income tax	35,420	(24,405)	(11,359)	(9,857)	24,061	(34,262)
Income tax expense	(7,929)	(419)	-	-	(7,929)	(419)
Net income	27,491	(24,824)	(11,359)	(9,857)	16,132	(34,681)

Normalized EBITDA	70,339	(11,277)	(2,526)	(5,607)	67,813	(16,885)
Exceptional items	(727)	-	(249)	-	(976)	-
Depreciation, amortization and impairment	(23,872)	(4,236)	(8,584)	(4,249)	(32,456)	(8,485)
Net finance costs	(10,320)	(8,892)	-	-	(10,320)	(8,892)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(7,929)	(419)	-	-	(7,929)	(419)
Net income	27,491	(24,824)	(11,359)	(9,857)	16,132	(34,681)

Normalized EBITDA margin in %	33.3%	-30.8%	-3.7%	-24.4%	24.3%	-28.4%

	Latin America - south
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Volume	5,891	6,473	3,935	4,472	9,826	10,945

Net sales	1,262,398	1,079,293	482,868	461,552	1,745,266	1,540,845
Cost of sales	(351,929)	(311,567)	(284,046)	(279,107)	(635,975)	(590,674)
Gross profit	910,469	767,726	198,822	182,445	1,109,291	950,171
Sales and marketing expenses	(232,597)	(188,096)	(125,963)	(105,403)	(358,560)	(293,499)
Administrative expenses	(35,249)	(36,893)	(14,506)	(9,356)	(49,755)	(46,249)
Other operating income/(expenses)	(6,771)	(7,654)	(1,831)	(350)	(8,602)	(8,004)
Normalized income from operations (normalized EBIT)	635,852	535,083	56,522	67,336	692,374	602,419
Exceptional items	-	-	-	-	-	-
Income from operations (EBIT)	635,852	535,083	56,522	67,336	692,374	602,419
Net finance cost	(40,712)	(3,979)	(501)	986	(41,213)	(2,993)
Share of result of associates	-	-	-	-	-	-
Income before income tax	595,140	531,104	56,021	68,322	651,161	599,426
Income tax expense	(209,952)	(177,529)	(514)	(470)	(210,466)	(177,999)
Net income	385,188	353,575	55,507	67,852	440,695	421,427

Normalized EBITDA	706,652	597,185	78,278	87,462	784,930	684,647
Exceptional items	-	-	-	-	-	-
Depreciation, amortization and impairment	(70,800)	(62,102)	(21,756)	(20,126)	(92,556)	(82,228)
Net finance costs	(40,712)	(3,979)	(501)	986	(41,213)	(2,993)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(209,952)	(177,529)	(514)	(470)	(210,466)	(177,999)
Net income	385,188	353,575	55,507	67,852	440,695	421,427

Normalized EBITDA margin in %	56.0%	55.3%	16.2%	18.9%	45.0%	44.4%

	Canada
	03/31/2013	03/31/2012
(Expressed in thousand of Brazilian Reais)	Beer	Beer

Volume	1,819	1,874

Net sales	802,215	728,992
Cost of sales	(237,597)	(206,937)
Gross profit	564,618	522,055
Sales and marketing expenses	(304,581)	(269,446)
Administrative expenses	(47,102)	(32,511)
Other operating income/(expenses)	347	168
Normalized income from operations (normalized EBIT)	213,282	220,266
Income from operations (EBIT)	213,282	220,266
Net finance cost	(12,040)	(22,342)
Share of result of associates	395	360
Income before income tax	201,637	198,284
Income tax expense	(27,877)	(60,143)
Net income	173,760	138,141

Normalized EBITDA	246,344	247,683
Special items	-	-
Depreciation, amortization and impairment	(33,062)	(27,417)
Net finance costs	(12,040)	(22,342)
Share of results of associates	395	360
Income tax expense	(27,877)	(60,143)
Net income	173,760	138,141

Normalized EBITDA margin in %	30.7%	34.0%

13. NET SALES

The reconciliation of gross sales to net sales is as follows:

	03/31/2013	03/31/2012
Gross sales	15,351,063	14,441,216
Deductions from gross revenue	(7,578,257)	(7,205,502)
	7,772,806	7,235,714

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as reduction in revenue when separately identifiable.

14. OTHER OPERATING INCOME / (EXPENSES)

	03/31/2013	03/31/2012
Government grants/NPV of long term fiscal incentives	324,937	128,548
(Additions to )/reversal of provisions	(35)	(728)
Net gain on disposal of property, plant and equipment and intangible assets	(4,634)	(3,130)
Net rental income	1,107	590
Net other operating income	(7,877)	13,905
	313,498	139,185

Government grants are related to ICMS (Brazilian State value added) tax incentives.

During the first quarter of 2013 the Company reassessed the discount rate used to measure the subsidy in government loans in accordance with their cost of external funding.

15. FINANCE COST AND INCOME

Finance costs	03/31/2013	03/31/2012

Interest expense	(136,914)	(82,840)
Capitalized borrowings	18,823	28,305
Net Interest on Pension Plans	(21,509)	(22,641)
Losses on derivatives not considered as hedge accounting	(88,288)	(132,343)
Hedge ineffectiveness losses	(5,419)	-
Interest on tax contingencies	(17,758)	(6,663)
Interest and foreign exchange rate on loans	-	200
Exchange variation	(61,816)	(9,335)
Tax on financial transactions	(27,409)	(39,473)
Bank guarantee expenses	(19,281)	(15,052)
Other financial costs, including bank fees	(41,803)	(10,741)
	(401,374)	(290,583)

Other financial costs increase mainly relates to an impairment recognized by Ambev on its investment in Venezuela followed the devaluation of the country’s currency.

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (Note 18  ).  The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

Interest expense	03/31/2013	03/31/2012

Financial liabilities measured at amortized cost	(69,492)	(85,169)
Financial liabilities at fair value through profit or loss	(62,156)	-
Fair value hedge - hedged items	3,046	625
Fair value hedge - hedging instruments	(8,312)	4,476
Cash flow hedges - hedged items	-	(5,370)
Cash flow hedges - hedging instruments (reclassified from equity)	-	2,598
	(136,914)	(82,840)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges.

Finance income	03/31/2013	03/31/2012

Interest income	78,716	73,633
Net gains on hedging instruments that are not part of a hedge accounting relationship	56,918	102,858
Hedge ineffectiveness gains	-	1,241
Gains on no derivative instrument at fair value through profit or loss	21,608	27,219
Interest and foreign exchange rate on loans	-	200
Others	3,445	2,794
	160,687	207,945

Interest income arises from the following financial assets:

Interest income	03/31/2013	03/31/2012

Cash and cash equivalents	61,907	70,208
Investment securities held for trading	16,809	3,425
	78,716	73,633

The net result of the operational hedge, of the investment hedge and of the fiscal hedge recognized directly in other comprehensive income is presented below:

Hedging reserve	03/31/2013	03/31/2012
Recognized in Equity (cash flow hedge)	(149,817)	15,094
Removed from Equity and included in profit or loss	(52,410)	(89,614)
Deferred income tax variance in Equity and other changes	58,038	37,270
	(144,189)	(37,250)

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	54,363	49,298

16. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	03/31/2013	03/31/2012

Income tax expense - current	(768,368)	(778,640)

Deferred tax (expense)/income on temporary differences	140,875	91,083
Deferred tax on taxes losses	121,127	107,502
Total deferred tax (expense)/income	262,002	198,585

Total income and expenses	(506,366)	(580,055)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2013	03/31/2012
Profit before tax	2,882,859	2,914,561
Adjustment on taxable basis
Non-taxable income	(99,863)	(94,533)
Government grants related to sales taxes	(156,480)	(89,743)
Share of results of associates	(1,688)	(360)
Expenses not deductible for tax purposes	19,964	89,758
	2,644,792	2,819,683
Aggregated weighted nominal tax rate	32.79%	32.65%
Taxes – nominal rate	(867,272)	(920,626)
Adjustment on tax expense
Regional incentives - income taxes	32,050	27,390
Deductible interest attributed to shareholders	124,612	137,339
Tax savings from goodwill amortization on tax books	62,607	30,188
Withholding tax and other income	(13,096)	(12,364)
Other tax adjustments	154,733	158,018
Income tax and social contribution expense	(506,366)	(580,055)
Effective tax rate	17.56%	19.90%

The main events occurred in the period that impacted the effective tax rate were:

(a) Tax benefit related to the amortizationof goodwill on Cerveceria Dominicana S.A.; (b) higher income from companies with an average tax rate of less than 34%, which were partially offset by the reduction in regional income tax incentives; (c) higher interest expense (distribution) on shareholder’s equity.

The Company has been granted income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and allocated at year-end on tax incentive reserve account.

17. SHARE-BASED PAYMENTS

Different share and stock option programs enable executives to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model.

To encourage managers to be mobile, some options granted in previous years were modified during 2012, where the dividend protection features of such options were canceled in exchange for issuing 69 thousand options in 2012, representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

In 2013, as per the current plan, Ambev did not issue any options. The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2013 and 2012 grants are as follows:

In R$	12/31/2012 (i)
Fair value of options granted	27.88
Share price	85.26
Exercise price	85.26
Expected volatility	33.0%
Vesting year	4
Expected dividends	de 0% a 5%
Risk-free interest rate	2,1% à 11,2%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The  percentages  include  the  grants  of  stock options and  ADRs  during the period, for which the risk-free interest rate of ADRs is calculated in U.S. dollar.

The total number of outstanding options are as follows:

Thousand options	03/31/2013	12/31/2012
Options outstanding at January 1	28,783	29,562
Options issued during the period	-	3,103
Options exercised during the period	(316)	(2,500)
Options forfeited during the period	(84)	(1,382)
Options outstanding at ended year	28,383	28,783

The range of exercise prices of the outstanding options is between R$9.79 (R$11.52 as of December 31, 2012) and R$89.20 ( R$89.20 as of December 31, 2012) and the weighted average remaining contractual life is approximately  7.87 years (8.15 years as of December 31, 2012).

Of the 28,382 thousand outstanding options (27,783 as of December 31, 2012), 4,825 thousand options are vested as at March 31, 2013 (5,042 as of December 31, 2012).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2013	12/31/2012
Options outstanding at January 1	36.16	29.87
Options issued during the period	-	85.73
Options forfeited during the period	23.79	13.93
Options exercised during the period	22.07	14.12
Options outstanding at ended period	35.37	36.16
Options exercisable at ended period	17.92	18.96

For the options exercised during 2013, the weighted average market price on the exercise date was R$ 87,24.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

This curret model of share based payment includes two types of grants: (i) on the first type of grant, the Beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding preferred shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to remain in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) the second type of grant, the Beneficiary may exercise the options after a period of five years (“Grant 2”). In this new model, the exercise of options is not subject to the fulfillment of performance goals of the Company.

The 2010.2 Program included two types of grants described above (Grant 1 and 2), the 2011.1 program included only Grant 1 Program and 2010.3 and 2011.2 Programs contemplated only Grant 2.

In 2013, Ambev issued 829 thousand (967 in 2012) deferred stock units. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$74,144 (R$ 46,848 in 2012), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	03/31/2013	12/31/2012
Deferred shares outstanding at January 1	2,306	1,392
New deferred shares during the period	829	967
Deferred shares forfeited during the period	1	(53)
Deferred shares outstanding at ended year	3,136	2,306

Additionally, certain employees and directors of Ambev receive options to acquire AB InBev shares, the compensation cost of which is recognized in the income statement against equity in the Company’s financial statements as of March 31, 2013.

These share-based payments generated an expense of R$ 42,926 in the period ended March 31, 2013 (R$ 33,129  for the period ended March 31, 2013), recorded as administrative expenses.

18. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company's performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

The Company's operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options and non deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are reasonably expected to occur. The table below shows the main net foreign currency positions on March 31, 2013, and the exposure may vary from 10 to 14 months, according to the Company’s risk management policy. Positive values indicate that the Company is long (net future cash inflows) in the first currency of the currency pair while negative values indicate that the Company is short (net future cash outflows) in the first currency in the pair of coins. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	03/31/2013			12/31/2012
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar / Canadian Dollar	(317,451)	317,451	-	(378,573)	378,573	-
Dollar / Paraguayan Guarani	(92,665)	92,665	-	(129,607)	129,607	-
Dollar / Argentinean Peso	(602,509)	602,509	-	(612,969)	612,969	-
Dollar / Bolivian Peso	(134,809)	134,809	-	(142,170)	142,170	-
Dollar / Chilean Peso	(83,363)	83,363	-	(90,948)	90,948	-
Dollar / Dominican Peso	(30,207)	30,207	-	(30,653)	30,653	-
Dollar / Uruguayan Peso	(61,461)	61,461	-	(62,368)	62,368	-
Dollar / Real	(2,556,418)	2,556,418	-	(3,141,779)	3,141,779	-
Dollar / Peruvian Sol	(132,519)	132,519	-	(157,193)	157,193	-
Euro / Canadian Dollars	(63,707)	63,707	-	(62,622)	62,622	-
Euro / Real	(168,692)	168,692	-	(132,317)	132,317	-
Pound Sterling / Canadian Dollars	(19,399)	19,399	-	(22,104)	22,104	-
	(4,263,200)	4,263,200	-	(4,963,303)	4,963,303	-

In conformity with IAS 39, these instruments denominated in foreign currency are designated as cash flow hedges.

Foreign currency on operating activities sensitivity analysis

Net positions in foreign currencies are converted into the functional currency through the use of derivatives. Ambev's strategy is to minimize open positions to the market, thereby reducing operational exposure to foreign currency fluctuations.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to part of its investments in foreign operations. These derivatives have been appropriately classified as net investment hedges and recorded on the Statements of Comprehensive Income as gains and (losses) on translation of foreign operations (gains/losses).

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Ambev Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev issued a Brazilian Real bond (Bond 2017), of R$300,000, which bears interest at 9.5% and is repayable semi-annually with final maturity in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments have been designated in a fair value hedge accounting relationship.

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

During the period, Ambev invested in government (fixed income) bonds. These instruments are categorized as held for trading. The Company also purchased interest rate futures contracts to compensate for exposure to real interest rate on the government bonds. Although both instruments are measured at fair value, with the changes recorded in the income statement, there is  no hedge accounting structure.

Interest rate sensitivity analysis

The table below shows the debt structure, before and after hedging, segregated by currency in which the debt is designated, as the interest rates of the respective transactions.

	03/31/2013				12/31/2012
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.1%	1,498,465	7.1%	2,149,355	6.8%	1,527,230	6.9%	2,211,292
American Dollar	2.5%	617,763	3.4%	270,125	2.5%	650,056	3.4%	279,989
Dominican Peso	10.0%	177,423	10.0%	177,423	10.6%	189,004	10.6%	189,004
Interest rate postfixed		2,293,651		2,596,903		2,366,290		2,680,285

Brazilian Real	6.7%	624,887	4.1%	321,635	6.6%	695,151	5.3%	381,156
Canadian Dollar	-	-	-	-	-	-	-	-
Argentinean Peso	17.3%	156	17.3%	156	17.0%	206	17.0%	206
Dominican Peso	12.0%	12,750	12.0%	12,750	12.0%	33,110	12.0%	33,110
Guatemala´s Quetzal	0.0%	-	0.0%	-	0.0%	-	0.0%	-
Peruvian Sol	0.0%	-	0.0%	-	0.0%	-	0.0%	-
American Dollar	6.0%	66,759	6.0%	66,759	5.7%	49,095	5.7%	49,095
Interest rate pre-set		704,552		401,300		777,562		463,567

To perform the sensitivity analysis, the Company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate futures contract is where the Referential Rate (“TR”) rises. Ambev estimated the possible loss, considering a scenario of variable interest rates.

Applying the sensitivity analysis where all other variables remain constant, showed a fluctuation of 25% (adverse scenario) in the interest rate up to March 31, 2013 would produce an increase of approximately R$11 million in interest expense and approximately R$45 million in interest income from cash investments, while a swing of 50% (remote scenario) would present an increase of approximately R$22 million in expense and R$90 million in income.

1.3) Commodity Risk

A significant portion of Ambev’s inputs comprises commodities, which historically have experienced substantial price fluctuations.  Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

	2013-03-31			12/31/2012
	Total Exposure	Total of Derivatives	Open Position	Total Exposure	Total of Derivatives	Open Position
Aluminum	(737,382)	737,382	-	(667,598)	667,598	-
Sugar	(331,410)	331,410	-	(334,755)	334,755	-
Wheat	(191,855)	191,855	-	(249,943)	249,943	-
Heating oil	(33,323)	33,323	-	(29,682)	29,682	-
Crude oil	(20,671)	20,671	-	(20,377)	20,377	-
Natural Gas	(8,024)	8,024	-	(6,805)	6,805	-
Corn	(261,656)	261,656	-	(319,901)	319,901	-
Total	(1,584,321)	1,584,321	-	(1,629,061)	1,629,061	-

Commodity sensitivity analysis

Due to the volatility of commodities prices, Ambev uses fixed price future contracts and derivatives instruments to minimize exposure to market movements that could affect income.

The table below shows the estimated impact on Equity from fluctuations in commodities prices. Hedge operations for transactions which may impact Equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	Impact on Equity
	03/31/2013		12/31/2012
	Adverse scenario 25%	Remote scenario 50%	Adverse scenario 25%	Remote scenario 50%

Aluminum	(182,492)	(364,985)	(165,146)	(330,291)
Sugar	(82,852)	(165,705)	(83,689)	(167,378)
Wheat	(47,964)	(95,928)	(62,486)	(124,971)
Heating oil	(7,779)	(15,558)	(7,249)	(14,499)
Crude oil	(5,168)	(10,335)	(5,094)	(10,189)
Natural Gas	(1,879)	(3,757)	(1,584)	(3,167)
Corn	(65,414)	(130,828)	(79,975)	(159,951)
Total	(393,548)	(787,096)	(405,223)	(810,446)

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of March 31, 2013, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, TorontoDominion Bank, ING, JP Morgan Chase, Banco Patagonia and Santander. The Company had derivatives agreements with the following financial institutions: Barclays, Bradesco, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Standard Bank and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of March 31, 2013. There was no concentration of credit risk with any counterparties as of March 31, 2013.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

2) Financial instruments:

Management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held to maturity	Avaiable for sale	Total
March 31, 2013
Assets due to Balance sheet
Cash and cash equivalents	3,665,299	-	-	-	-	3,665,299
Investment securities	-	359,591	-	83,196	156,337	599,124
Trade and other receivables excluding prepaid expenses and taxes receivable	3,502,707	-	-	-	-	3,502,707
Financial instruments derivatives	-	58,624	123,193	-	-	181,817
Total	7,168,006	418,215	123,193	83,196	156,337	7,948,947

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held to maturity	Avaiable for sale	Total
December 31, 2012
Assets due to Balance sheet
Cash and cash equivalents	8,926,165	-	-	-	-	8,926,165
Investment securities	-	291,183	-	61,436	373,367	725,986
Trade and other receivables excluding prepaid expenses and taxes receivable	4,037,097	-	-	-	-	4,037,097
Financial instruments derivatives	-	200,106	171,015	-	-	371,121
Total	12,963,262	491,289	171,015	61,436	373,367	14,060,369

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
March 31, 2013
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	6,980,097	2,095,973	-	9,076,070
Financial instruments derivatives	-	303,113	276,435	579,548
Interest-bearning loans and borrowings	2,998,203	-	-	2,998,203
Total	9,978,300	2,399,086	276,435	12,653,821

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	11,155,875	2,125,754	-	13,281,629
Financial intruments derivatives	-	686,738	369,093	1,055,831
Interest-bearning loans and borrowings	3,143,729	-	-	3,143,729
Total	14,299,604	2,812,492	369,093	17,481,189

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of fair value of the instruments held on March 31, 2013 is shown below:

	03/31/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	403,521	14,694	-	418,215	325,108	166,181	-	491,289
Derivatives - cash flow hedge	35,560	53,524	-	89,084	32,815	67,225	-	100,040
Derivatives - fair value hedge	-	8,519	-	8,519	-	20,827	-	20,827
Derivatives - investment hedge	25,590	-	-	25,590	31,562	18,586	-	50,148
	464,671	76,737	-	541,408	389,485	272,819	-	662,304

Financial liabilities
Financial liabilities at fair value through profit and loss	37,515	265,597	2,095,973	2,399,085	40,006	646,732	2,125,754	2,812,492
Derivatives - cash flow hedge	101,267	140,916	-	242,183	87,746	156,729	-	244,475
Derivatives - investment hedge	34,252	-	-	34,252	23,509	101,110	-	124,619
	173,034	406,513	2,095,973	2,675,520	151,261	904,571	2,125,754	3,181,586

(i) As part of the shareholders agreement between the Ambev and ELJ, a sale option ( "put") and the purchase ( "call") was issued, which may result in an acquisition by Ambev the remaining shares of CND, for a value based  on EBITDA multiples and exercisable annualy until 2019. On 31 December 2012 the option of sale held by ELJ is valued at approximately R$2.1 billion and liabilities was recorded with counterpart in net worth in accordance with the IFRS 3 and categorized as "Level 3 ". No value has been assigned the purchase option held by the Ambev. The fair value of this consideration deferred was calculated by using standard techniques of exploitation (present value of the principal amount and interest rate futures, discounted by the market rate). The criteria used are based on market information and from reliable sources.

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may precify the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs).

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At March 31, 2013, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivative used to protect the risks related to Bond 2017 was designated as Fair value hedge instrument, and their results, measured according to their fair value, are recognized in each year in financial results. Following the business combination between the Company and Cervecería Nacional Dominicana (CND), some US denominated loans previously held by CND, in the amount of R$288,068, continued to be US denominated until March 31, 2013.

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance.

 Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

As of March 31, 2013 and December 31, 2012, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional (i)		Fair value
		03/31/2013	12/31/2012	03/31/2013		12/31/2012
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (ii)	1,718,210	3,274,096	17,338	(7,676)	4,363	(16,440)
Foreign currency	Non Deliverable Forwards	2,193,278	1,225,907	32,499	(38,359)	10,547	(51,434)
Foreign currency	Deliverable Forwards	400,558	463,299	3,004	-	-	(4,105)
Commodity	Future contracts (ii)	813,616	933,770	28,653	(101,226)	76,928	(107,886)
Commodity	Swaps	770,705	695,291	25,585	(107,208)	41,049	(92,211)
Operational hedge		5,896,367	6,592,363	107,079	(254,469)	132,887	(272,076)
Foreign currency	Future contracts (ii)	925,542	(664,240)	22,174	(16,936)	13,989	(14,670)
Foreign currency	Swaps	302,806	239,101	4,751	(204,226)	21,699	(180,696)
Foreign currency	Non Deliverable Forwards	-	1,351,282	-	-	19,803	(10,533)
Interest rates	Future contracts (ii)	(100,000)	(400,000)	1,142	(1,065)	219	(356)
Interest rates	Swaps	300,000	300,000	8,519	-	20,827	-
Financial hedge		1,428,348	826,143	36,586	(222,227)	76,537	(206,255)
Foreign currency	Future contracts (ii)	(93,038)	(3,985)	12,562	(13,073)	6,037	(6,003)
Foreign currency	Swaps / Non Deliverable Forwards	(2,150,738)	(2,182,458)	-	(55,527)	105,512	(446,878)
Fiscal hedge		(2,243,776)	(2,186,443)	12,562	(68,600)	111,549	(452,881)
Foreign currency	Future contracts (ii)	(1,645,476)	(2,462,826)	25,590	(34,252)	31,562	(23,509)
Foreign currency	Non Deliverable Forwards	-	-	-	-	18,586	(101,110)
Investment hedge		(1,645,476)	(2,462,826)	25,590	(34,252)	50,148	(124,619)
Total Derivatives		3,435,463	2,769,237	181,817	(579,548)	371,121	(1,055,831)

(i) The negative positions refer to long positions and the positive positions refer to short positions.
(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

The Company recorded gains and losses on derivative financial instruments in the Three-month period ended March 31, 2013 and 2012 as below:

		Result (iii)

Purpose / Risk / Instruments		03/31/2013	03/31/2012

Foreign currency	Future contracts	(49,756)	19,329
Foreign currency	Option to acquire	-	-
Foreign currency	Non Deliverable Forwards	35,761	(53,555)
Foreign currency	Deliverable Forwards	(318)	9,599
Commodity	Future contracts	(78,633)	4,939
Commodity	Swaps	(56,871)	34,782
Operational hedge		(149,817)	15,094
Foreign currency	Future contracts	(16,075)	15,728
Foreign currency	Option to acquire	-	-
Foreign currency	Swaps	(3,679)	(5,356)
Foreign currency	Non Deliverable Forwards	(9,804)	(19,159)
Interest rates	Future contracts	(14,089)	6,084
Interest rates	Swaps	(8,312)	4,588
Financial hedge		(51,959)	1,885
Foreign currency	Future contracts	32,184	36,165
Foreign currency	Swaps / Non Deliverable Forwards	(62,786)	9,588
Fiscal hedge		(30,602)	45,753
Foreign currency	Future contracts	54,363	45,047
Foreign currency	Non Deliverable Forwards	-	4,251
Investment hedge		54,363	49,298
Total Derivatives		(178,015)	112,030

(iii) The result of R$ (149,817) related to hedge operations was recognized in equity (Hedge reserves) as the result of net investment hedge in an amount of R$54,363 which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The effect of R$(30,602) related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the financial hedging of R$ (51,959)  was fully recorded in the financial results.

As of March 31, 2013, the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2013	2014	2015	2016	>2016	Total

Foreign currency	Future contracts (i)	1,718,210	-	-	-	-	1,718,210
Foreign currency	Non Deliverable Forwards	2,063,410	129,868	-	-	-	2,193,278
Foreign currency	Deliverable Forwards	371,519	29,039	-	-	-	400,558
Commodity	Future contracts (i)	565,831	247,785	-	-	-	813,616
Commodity	Swaps	512,356	258,349	-	-	-	770,705
Operational hedge		5,231,326	665,041	-	-	-	5,896,367
Foreign currency	Future contracts (i)	925,542	-	-	-	-	925,542
Foreign currency	Swaps	50,820	-	251,986	-	-	302,806
Foreign currency	Non Deliverable Forwards	-	-	-	-	-	-
Interest rates	Future contracts (i)	-	-	(70,000)	(30,000)	-	(100,000)
Interest rates	Swaps	-	-	-	-	300,000	300,000
Financial hedge		976,362	-	181,986	(30,000)	300,000	1,428,348
Foreign currency	Future contracts (i)	(93,038)	-	-	-	-	(93,038)
Foreign currency	Swaps / Non Deliverable Forwards	(2,150,738)	-	-	-	-	(2,150,738)
Fiscal hedge		(2,243,776)	-	-	-	-	(2,243,776)
Foreign currency	Future contracts (i)	(1,645,476)	-	-	-	-	(1,645,476)
Foreign currency	Non Deliverable Forwards	-	-	-	-	-	-
Investment hedge		(1,645,476)	-	-	-	-	(1,645,476)
Total Derivatives		2,318,436	665,041	181,986	(30,000)	300,000	3,435,463

Purpose / Risk / Instruments		Fair Value
		2013	2014	2015	2016	>2016	Total

Foreign currency	Future contracts (i)	9,662	-	-	-	-	9,662
Foreign currency	Non Deliverable Forwards	(7,250)	1,390	-	-	-	(5,860)
Foreign currency	Deliverable Forwards	3,296	(292)	-	-	-	3,004
Commodity	Future contracts (i)	(58,104)	(14,469)	-	-	-	(72,573)
Commodity	Swaps	(72,062)	(9,561)	-	-	-	(81,623)
Operational hedge		(124,458)	(22,932)	-	-	-	(147,390)
Foreign currency	Future contracts (i)	5,238	-	-	-	-	5,238
Foreign currency	Swaps	(204,227)	-	4,752	-	-	(199,475)
Foreign currency	Non Deliverable Forwards	-	-	-	-	-	-
Interest rates	Future contracts (i)	-	-	37	40	-	77
Interest rates	Swaps	-	-	-	-	8,519	8,519
Financial hedge		(198,989)	-	4,789	40	8,519	(185,641)
Foreign currency	Future contracts (i)	(511)	-	-	-	-	(511)
Foreign currency	Swaps / Non Deliverable Forwards	(55,527)	-	-	-	-	(55,527)
Fiscal hedge		(56,038)	-	-	-	-	(56,038)
Foreign currency	Future contracts (i)	(8,662)	-	-	-	-	(8,662)
Foreign currency	Non Deliverable Forwards	-	-	-	-	-	-
Investment hedge		(8,662)	-	-	-	-	(8,662)
Total Derivatives		(388,147)	(22,932)	4,789	40	8,519	(397,731)

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. The Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on March 31, 2013.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2013.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2013.

In addition to the scenarios described above, the Company uses Value at Risk – VaR to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables on March 31, 2013:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	9,662	(419,890)	(849,443)	101,986
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	(5,860)	(541,968)	(1,078,076)	87,585
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	3,004	(87,627)	(178,258)	14,182
Commodity	Future contracts	Commodity decrease	(72,573)	(275,850)	(479,126)	125,712
Commodity	Swaps	Commodity decrease	(81,623)	(271,894)	(462,166)	84,186
Operational hedge
Foreign currency	Future contracts	Dollar decrease	5,238	(226,148)	(457,533)	54,505
Foreign currency	Swaps	Increase in tax interest	(175,786)	(175,785)	(175,785)	2,071
Foreign currency	Swaps	Dollar decrease	(23,689)	(23,689)	(23,689)	17,832
Interest rates	Future contracts	Increase in tax interest	77	4	(64)	-
Interest rates	Swaps	Increase in tax interest	8,519	(176,370)	(160,354)	17,667
Financial hedge
Foreign currency	Future contracts	Dollar incrase	(511)	(23,771)	(47,030)	5,479
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(55,527)	(593,211)	(1,130,896)	126,656
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	(8,662)	(420,031)	(831,400)	96,902
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	(76,914)	(1,266,424)	(2,455,934)
Input purchase		76,914	1,266,424	2,455,934
Commodities hedge	Decrease on commodities price	(72,573)	(275,850)	(479,126)
Input purchase		72,573	275,850	479,126
Foreign exchange hedge	Dollar and Euro decrease	2,097	(54,956)	(112,008)
Capex purchase		(2,097)	54,956	112,008
Operational hedge		(147,390)	(1,597,230)	(3,047,068)
Operational purchase		147,390	1,597,230	3,047,068
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	(18,451)	(226,144)	(457,598)
Net debt		18,451	226,144	457,598
Interest rate hedge	Increase in tax interest	(167,190)	(352,156)	(336,139)
Interest expense		167,190	352,156	336,139
Financial hedge		(185,641)	(578,300)	(793,737)
Net debt and interest		185,641	578,300	793,737
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(56,038)	(616,982)	(1,177,926)
Fiscal expense		56,038	616,982	1,177,926
Fiscal hedge		(56,038)	(616,982)	(1,177,926)
Fiscal expense		56,038	616,982	1,177,926
Net effect		-	-	-

Investment hedge	Dollar increase	(8,662)	(420,031)	(831,400)
Fiscal expense		8,662	420,031	831,400
Investment hedge		(8,662)	(420,031)	(831,400)
Fiscal expense		8,662	420,031	831,400
Net effect		-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments traded, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of March 31, 2013 the Company held R$799,646 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$ 626,428 on December 31, 2012).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. The Bond 2017 is designated as a fair value hedge and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations of the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(36,611) on March 31, 2013 (R$ 28,622 on December, 31 2012), as presented below:

	03/31/2013			12/31/2012
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	507,990	507,990	-	531,143	531,143	-
BNDES/CCB	2,000,485	2,000,485	-	2,109,762	2,109,762	-
Bond 2017	303,249	339,360	(36,111)	313,993	342,615	(28,622)
Fiscal incentives	167,257	167,257	-	168,693	168,693	-
Finance leasing	19,222	19,222	-	20,138	20,138	-
	2,998,203	3,034,314	(36,111)	3,143,729	3,172,351	(28,622)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of March 31, 2013, being approximately 113.12% for Bond 2017 (114.21% at December 31, 2012).

Capital management

Ambev is constantly optimizing its capital structure to maximize the value of shareholders' investments, while retaining the desired financial flexibility to execute strategic projects. In addition to the minimum legal requirements for equity financing that apply to subsidiaries in various countries, Ambev is not subject to any external capital requirements. When analyzing the capital structure of the Company, Ambev uses the same ratio of debt and equity ratings applied to the Company’s financial statements.

19. COLLATERAL AND CONTRACTUAL COMMITMENTS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2013	12/31/2012
Collateral given for own liabilities	1,361,477	1,178,904
Other commitments	285,751	282,049
	1,647,228	1,460,953

Commitments with suppliers	14,332,137	14,968,554
Commitments - Bond 17	300,000	300,000
	14,632,137	15,268,554

The collateral  provided for liabilities totaled approximately R$ 1.6 billion as at March 31, 2013 including R$ 799,646 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained as at March 31, 2013, R$ 562,115 in highly liquid financial investments or in cash (Note 18 ).

Most of  the balance relates  to  commitments  with  suppliers of packaging.

The Company is guarantor (full and unconditional) of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300 million to 9.5% per year, maturing in 2017.

Future contractual commitments as at March 31, 2013 and December 31, 2012 are as follows:

	03/31/2013	12/31/2012
Less than 1 year	3,043,961	2,893,104
Between 1 and 2 years	2,331,832	2,304,955
More than 2 years	9,256,344	10,070,495
	14,632,137	15,268,554

20. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 10).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimates of amounts of possible loss are as follows:

	03/31/2013	12/31/2012

PIS and COFINS	331,795	306,817
ICMS and IPI	3,323,812	2,927,650
IRPJ and CSLL	7,688,214	7,583,005
Labor	144,124	146,730
Civil	169,547	174,206
Others	1,200,746	774,330
	12,858,238	11,912,738

Lawsuits with possible loss likelihood:

There were no changes in the other main processes with possible likelihood of loss classification as of March 31, 2013, compared to those presented in the financial statements as at December 31, 2012.

Contingent assets

At March 31, 2013, the Company had no contingent assets, for which the probability of success is probable.

21. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

Under the Company´s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company´s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company's guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to participate in Stock Option Plan (Note 17).

Total expenses related to Management members in key functions are as follows:

	03/31/2013	03/31/2012

Short-term benefits (i)	5,139	5,778
Share-based payments (ii)	8,678	8,983
Total key management remuneration	13,817	14,761

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).
(ii) These correspond to the compensation cost of stock options granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan, Ambev no longer has any type of transaction with the management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of the Company’s shareholders, and at March 31, 2013 held 17.08% of the voting rights and 9.59% of total share capital. Fundação Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2013 and 2012, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by plan assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$39,770 in the period ended March 31, 2013 (R$ 34,600 as of March 31, 2012), of which R$ 35,150 (R$ 31,116  as of March 31, 2012) related to active employees and R$ 4,619  (R$ 3,484 as of March 31, 2012) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve at March 31, 2013 was R$ 313,812 (R$ 672,107 at December 31, 2012) which may be used for future capital increases.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial sets, which is being reviewed. As of March, 31 2013 the amount paid in accordance with the conditions prevailing at December 31, 2012 was R$ 1,134.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brasil and, through Labatt Canada and Cervepar, in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois products under license AB InBev in Brazil, Argentina, Canada and other countries. The amount recorded was R$3,653 (R$691 as of March 31, 2012) and R$47,468 (R$ 41,805 as of March 31, 2012) as licensing income and expense, respectively.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer